UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13D-1(A) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 24)

Capital Product Partners L.P.

(Name of Issuer)

Common units, representing limited partner interests

(Title of Class of Securities)

Y11082206

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard A. Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y11082206	Page 2 of 8

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 5,166,150 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 5,166,150 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,166,150 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%(2)
14.	Type of Reporting Person CO

(1)

“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,952,926 Common Units outstanding (excluding 869,020 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 3 of 8

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 5,166,150 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 5,166,150 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,166,150 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 25.9%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Units held by Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,952,926 Common Units outstanding (excluding 869,020 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 4 of 8

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 1,153,846 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 1,153,846 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,846 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%(2)
14.	Type of Reporting Person IN

(1)	Represents the number of Common Units held by Capital Gas Corp. (“Capital Gas”) that may be deemed to be beneficially owned by Miltiadis E. Marinakis on behalf of the Marinakis family.
(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,952,926 Common Units outstanding (excluding 869,020 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 5 of 8

This Amendment No. 24 amends and supplements the disclosures in Items 2 through 5 of the Schedule 13D (the “Schedule 13D”) filed with the SEC on April 4, 2008, as amended by amendments thereto filed on June 21, 2023, May 26, 2023, October 17, 2022, August 8, 2022, April 4, 2022, December 21, 2021, December 7, 2021, October 18, 2021, September 22, 2020, September 10, 2020, May 1, 2019, December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008, relating to the Common Units of the Issuer, a limited partnership organized under the laws of the Republic of the Marshall Islands. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Evangelos M. Marinakis and Miltiadis E. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Evangelos M. Marinakis is the chairman and a director of Capital Maritime.

Mr. Miltiadis E. Marinakis is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

Capital Maritime is a corporation incorporated in the Marshall Islands. The principal business of Capital Maritime consists of shipping and transportation services.

Capital Gas is a corporation incorporated in the Marshall Islands. The principal business of Capital Gas consists of shipping and transportation services.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On August 17, 2023, Capital Maritime acquired 24,900 Common Units, in open market transactions, for an average price of $14.9562 per Common Unit.

On August 17, 2023, Capital Maritime acquired 30,000 Common Units, in open market transactions, for an average price of $14.813797 per Common Unit.

On August 18, 2023, Capital Maritime acquired 8,000 Common Units, in open market transactions, for an average price of $14.9977 per Common Unit.

On August 21, 2023, Capital Maritime acquired 10,360 Common Units, in open market transactions, for an average price of $14.7462 per Common Unit.

On August 22, 2023, Capital Maritime acquired 3,200 Common Units, in open market transactions, for an average price of $14.6213 per Common Unit.

On August 23, 2023, Capital Maritime acquired 7,600 Common Units, in open market transactions, for an average price of $14.6378 per Common Unit.

On August 24, 2023, Capital Maritime acquired 14,000 Common Units, in open market transactions, for an average price of $14.7626 per Common Unit.

On August 25, 2023, Capital Maritime acquired 11,500 Common Units, in open market transactions, for an average price of $14.8882 per Common Unit.

CUSIP No. Y11082206	Page 6 of 8

The source of funds used for these transactions was working capital of Capital Maritime. The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby further amended and supplemented by deleting the text “ As of June 21, 2023, the Reporting Persons may be deemed to beneficially own in aggregate 30.9% of the Common Units issued and outstanding.” and adding the following:

As of September 29, 2023, the Reporting Persons may be deemed to beneficially own in aggregate 31.7% of the Common Units issued and outstanding.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety by the following:

(a)

Capital Maritime beneficially owns 5,166,150 Common Units, representing 25.9% of the outstanding Common Units. The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 5,166,150 Common Units through its beneficial ownership of Capital Maritime, representing, in aggregate, 25.9% of the outstanding Common Units.

The Marinakis family, including Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 1,153,846 Common Units, representing 5.8% of the outstanding Common Units, through Mr. Miltiadis E. Marinakis’ beneficial ownership of 100% of Capital Gas.

Furthermore, the General Partner owns 348,570 general partner units, representing a 1.7% partnership interest in the Issuer (calculated based on an aggregate of 20,301,496 outstanding units of the Issuer (excluding 869,020 treasury units and including the general partner units). Disclosure contained in Item 4 is incorporated herein by reference.

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime(1)	5,166,150	25.9%	0	5,166,150	0	5,166,150
Evangelos M. Marinakis(1)	5,166,150	25.9%	0	5,166,150	0	5,166,150
Miltiadis E. Marinakis	1,153,846	5.8%	0	1,153,846	0	1,153,846

(1)	Capital Maritime shares voting and dispositive power over the 5,166,150 Common Units that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime) or the persons set forth on Schedule A is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as described herein, none of the Reporting Persons has engaged in any transactions in the Common Units during the past sixty days.

(d) Except as described in Item 6 of the Schedule 13D, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by such Reporting Person.

(e)	Not applicable.

CUSIP No. Y11082206	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2023

CAPITAL MARITIME &
TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Financial Officer

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

CUSIP No. Y11082206	Page 8 of 8

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis	Capital Maritime & Trading Corp.	Greece
Director and Chairman	3 Iassonos Street
Piraeus, 18537, Greece

Gerasimos (Jerry) Kalogiratos	Capital Maritime & Trading Corp.	Greece
Director, President, Chief Executive Officer, Chief Financial Officer and Secretary	3 Iassonos Street
Piraeus, 18537, Greece

Pierre de Demandolx-Dedons	Capital Maritime & Trading Corp.	France
Director	3 Iassonos Street
Piraeus, 18537, Greece